TASMAN ANNOUNCES results of agm

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) (NYSE MKT:TAS) is pleased to announce that at the Company's Annual General Meeting of Shareholders held on Thursday, June 12, 2014 (the "AGM"), Messrs. Mark Saxon, Michael Hudson, Nick DeMare, David Henstridge, Robert Atkinson and Gillyeard Leathley were re-elected to serve as directors of the Company. In addition, all other items put forth at the AGM were approved, including the ratification and approval of the Company's new 10% rolling stock option plan.

Subsequent to the AGM, the directors appointed Mr. Saxon as President and Chief Executive Officer, Mr. DeMare as Chief Financial Officer, Mr. Jim Powell as Vice President of Corporate Development and Ms. Mariana Bermudez as Corporate Secretary. Messrs. Atkinson, Leathley and Henstridge were appointed as members of the Audit Committee.

About Tasman Metals Ltd.

Tasman is a Canadian mineral development company focused on critical metals including Rare Earth Elements (REE’s) and tungsten (W) in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE and tungsten demand is increasing, due to the metals’ unique properties that make them essential for high technology and industry.  Since over 95% of REE and 80% of tungsten supply is sourced from China, the European Commission promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the European Commission.

Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company’s Norra Karr and Olserum projects in Sweden are two of the most significant heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO

Investor Information

www.tasmanmetals.com

1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7

Company Contact: Jim Powell, V.P. - Corporate
Development + 1 (647) 478 8952 Email:
jpowell@tasmanmetals.com
or Mariana Bermudez +1 (604) 685 9316

Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements or forward-looking information as defined under applicable U.S. and Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on forward-looking statements, as such statements speak only as of the date of this release. Tasman disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as may be required under applicable securities laws.